July 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Cure Pharmaceutical Holding Corp. Preliminary Proxy Statement on Schedule 14A Filed June 14, 2019 File No. 000-55908

Dear Mr. Chinos:

On behalf of our client, Cure Pharmaceutical Holding Corp. (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated June 27, 2019 (the “Letter”) regarding the Company’s above-referenced revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”). Contemporaneous with this filing, the Company is filing on the EDGAR system Amendment No. 2 to the Proxy Statement (the “PRE 14A/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter. For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Preliminary Proxy Statement on Schedule 14A filed June 14, 2019

General

1. We note your response to comment 2 of our prior letter that your exclusive forum provision does not apply to the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in the future filings that the provision does not apply to any actions arising under the Exchange Act. We note that Article XI of your Bylaws states that the federal district courts of the United States of America shall be exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, which is inconsistent with your disclosure. Please address this inconsistency with your disclosures and Article XI.

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The Company advises the Staff that in response to the Staff’s comment, the Company has revised its prospective to address the inconsistency between the Company’s disclosures and Article XI of the Bylaws.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (646) 838-1312.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara

Carmel Milazzo & DiChiara LLP

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